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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

FALCONBRIDGE LIMITED
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

XSTRATA CANADA INC.,
an indirect wholly-owned subsidiary of

XSTRATA PLC
(Bidder)

Common Shares
(Title of Class of Securities)

36104100
(CUSIP Number of Class of Securities (if applicable))

Benny S. Levene, Esq.
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-14-726-6058
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

May 18, 2006
(Date tender offer first published, sent or given to securityholders)

(Continued on following page(s))
(Page 1 of 2 Pages)

Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee

$3,442,271,656	$368,323

*
Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on (i) the offer price of Cdn. $62.50 (U.S. $55.09) per common shares of the subject company and (ii) 62,484,510 common shares which represents the number of common shares estimated to be held by United States holders based on an estimated aggregate of 378,694,000 common shares outstanding on a fully-diluted basis as of March 31, 2006. For purposes of this calculation, Cdn. $1.00 = U.S. $0.8815 which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on July 20, 2006.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid: $315,773	Registration No.: 005-62437 (Falconbridge's Commission File No.)
Filing Party: Xstrata Canada Inc. and Xstrata plc
Form: Schedule 14D-1F	Date Filed: May 18, 2006
Amount Previously Paid: $34,967	Registration No.: 005-62437 (Falconbridge's Commission File No.)
Filing Party: Xstrata Canada Inc. and Xstrata plc
Form: Schedule 14D-1F (Amendment No. 2)	Date Filed: July 11, 2006

2

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

  (a)
  Offer to Purchase and Offer Circular, dated May 18, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(1)

  (b)
  Notice of Extension, dated July 7, 2006.(2)

  (c)
  Notice of Variation, dated July 11, 2006, including the Letter to Shareholders.(3)

  (d)
  Notice of Variation, dated July 21, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(4)

Item 2.    Informational Legends

  (a)
  See the inside front cover page of the Offer to Purchase and Offer Circular, dated May 18, 2006.(1)

  (b)
  See the inside front cover page of the Notice of Extension, dated July 7, 2006.(2)

  (c)
  See the inside front cover page of the Notice of Variation, dated July 11, 2006.(3)

  (d)
  See the inside front cover page of the Notice of Variation, dated July 21, 2006.(4)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006.

(4)
Filed herewith.

3

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgment upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 21, 2006

NOTICE OF VARIATION

by

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of

XSTRATA PLC

of its

OFFER TO PURCHASE

all the outstanding common shares
(together with associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

for the increased price of CDN. $62.50 in cash for each share

Xstrata Canada Inc. (the "Offeror") hereby gives notice that it is varying, amending and supplementing its offer dated May 18, 2006 (the "Original Offer"), as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "First Extension") and the Notice of Variation, dated July 11, 2006 (the "First Variation"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata"), and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to:

  •
  increase the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share (the "Increased Offer Price");

  •
  provide that the consideration under the Offer will not be reduced by the amount of the special cash dividend of Cdn. $0.75 per Common Share declared by the Falconbridge board of directors on July 16, 2006;

  •
  delete the Minimum Tender Condition; and

  •
  extend the expiry time of the Offer to 8:00 p.m. (Toronto time) on Monday, August 14, 2006 (the "Expiry Time").

YOU MUST TENDER YOUR COMMON SHARES ON OR BEFORE
8:00 P.M. (TORONTO TIME) ON MONDAY, AUGUST 14, 2006
IN ORDER TO HAVE YOUR COMMON SHARES ACQUIRED PURSUANT TO THE OFFER,
UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

The Dealer Managers for the Offer are:

In Canada	In the United States
TD Securities Inc. JP Morgan Securities Canada Inc. Deutsche Bank Securities Limited	JP Morgan Securities Inc. Deutsche Bank Securities Inc. TD Securities (USA) LLC

On July 16, 2006, Falconbridge announced that the Falconbridge board of directors declared a special cash dividend of Cdn. $0.75 per Common Share, payable on August 10, 2006 to holders of record at the close of business on July 26, 2006 (the "Falconbridge Special Dividend"). The Offeror is amending the Offer to provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend. The Increased Offer Price, together with the Falconbridge Special Dividend, would result in a combined amount of Cdn. $63.25 cash per Common Share being paid to holders of Common Shares that hold Common Shares on the record date for the Falconbridge Special Dividend and that validly tender and do not withdraw their Common Shares under the Offer. Shareholders of record on July 26, 2006 will be entitled to receive the Falconbridge Special Dividend when paid by Falconbridge on August 10, 2006 irrespective of whether they tender their Falconbridge Common Shares to the Offer.

Xstrata's Increased Offer Price values the total common share capital of Falconbridge at approximately Cdn. $24.1 billion (approximately U.S. $21.2 billion), including the Falconbridge Special Dividend. The Increased Offer Price is 19% greater than the Original Offer price, which constitutes a material change to the terms of the class 1 acquisition previously approved by Xstrata shareholders on June 30, 2006 and, as a result, Xstrata is required under the Listing Rules of the United Kingdom Financial Services Authority (the "FSA") to obtain further shareholder approval. The Offer is therefore subject to the condition that Xstrata's shareholders approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price, at an extraordinary general meeting to be convened for Monday, August 14, 2006. Xstrata has received irrevocable undertakings from Glencore International AG and Credit Suisse Securities (Europe) Limited to vote in favour of the resolution to be proposed at the meeting. In aggregate, these undertakings are given in respect of 252,601,000 ordinary shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and, accordingly, Xstrata expects to receive the necessary approval under the Investment Canada Act prior to the Expiry Time. Xstrata has now concluded an extensive and comprehensive process with the Investment Review Division of Industry Canada and has been advised to expect a decision shortly.

The Offeror has deleted the Minimum Tender Condition for the Offer. Subject to applicable laws and the satisfaction or waiver of each remaining condition of the Offer, including receipt of approval under the Investment Canada Act and approval by Xstrata shareholders, the Offeror may, in its discretion, at any time before the Expiry Time if the applicable rights to withdraw any deposited Common Shares have expired, take up and pay for all such Common Shares then deposited under the Offer. The Offeror will take up and pay for all additional Common Shares validly deposited under the Offer thereafter not later than 10 days after such deposit.

This notice of variation (this "Notice of Variation") should be read in conjunction with the Original Offer and the accompanying circular dated May 18, 2006 (the "Circular", and, together with the Original Offer, the "Offer and Circular"), as varied, amended and supplemented by the First Extension and the First Variation, and the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery that accompany this Notice of Variation. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation. The term "Offer" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

Shareholders who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanies this Notice of Variation, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Common Shares and all other documents required by the Letter of Transmittal with Kingsdale Shareholder Services Inc. (the "Depositary") at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Original Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the replacement Notice of Guaranteed Delivery (printed on pink paper) that accompanies this Notice of Variation, or a facsimile thereof. Any Shareholder having Falconbridge Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Common Shares under the Offer. The Original Offer was accompanied by a Letter of Transmittal (printed on yellow paper) and a Notice of Guaranteed Delivery (printed on pink paper) to accept the Offer. Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery and of the Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

        All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

        Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

        Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. or Deutsche Bank Securities Limited (collectively, the "Canadian Dealer Managers"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "Dealer Managers").

        Additional copies of this document, the Offer and Circular, the First Extension, the First Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("SEDAR") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

        No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, as varied by the First Extension, the First Variation, and this Notice of Variation, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

        The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("Falconbridge Options") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

        All dollar references in this Notice of Variation are in Canadian dollars, except where otherwise indicated. On July 20, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.88, and Bank of Canada noon rate of exchange for UK pounds sterling was Cdn. $1.00 = GBP 0.48.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward-looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and/or Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

NOTICE OF VARIATION

July 21, 2006

TO:    THE SHAREHOLDERS OF FALCONBRIDGE

        By notice to the Depositary and as set forth in this Notice of Variation, the Offeror has varied its Original Offer dated May 18, 2006, as varied, amended and supplemented by the First Extension and the First Variation, to purchase, on the terms and subject to the conditions contained in the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, as well as the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery, in order to (a) increase the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share (the "Increased Offer Price"), (b) provide that the consideration under the Offer will not be reduced by the amount of the special cash dividend of Cdn. $0.75 per Common Share declared by the Falconbridge board of directors on July 16, 2006, (c) delete the Minimum Tender Condition, and (d) extend the expiry time of the Offer to 8:00 p.m. (Toronto time) on Monday, August 14, 2006 (the "Expiry Time"). The Increased Offer Price values the total common share capital of Falconbridge at approximately Cdn. $24.1 billion (approximately U.S. $21.2 billion), including the Falconbridge Special Dividend.

        Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and, accordingly, Xstrata expects to receive the necessary approval under the Investment Canada Act prior to the Expiry Time. Xstrata has now concluded an extensive and comprehensive process with the Investment Review Division of Industry Canada and has been advised to expect a decision shortly.

        The Increased Offer Price is 19% greater than the Original Offer price, which constitutes a material change to the terms of the class 1 acquisition previously approved by Xstrata shareholders on June 30, 2006 and, as a result, Xstrata is required under the Listing Rules of the FSA to obtain further shareholder approval. The Offer is therefore subject to the condition that Xstrata's shareholders approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price, at an extraordinary general meeting to be convened for Monday, August 14, 2006.

        Except as otherwise set forth in this Notice of Variation and the accompanying replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery, the terms and conditions set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, each as varied, amended and supplemented by the First Extension and the First Variation, continue to be applicable in all respects. This Notice of Variation should be read in conjunction with the Offer and Circular, the replacement Letter of Transmittal, the replacement Notice of Guaranteed Delivery, the First Extension and the First Variation.

        Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation. The term "Offer" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

1.     Increase in Price Offered for Common Shares

        The Offeror has varied the Offer by increasing the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share. All references in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension and the First Variation to the consideration offered by the Offeror for each Common Share are hereby amended to reflect the foregoing.

        Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Common Shares are taken up under the Offer, including Shareholders who have already deposited their Common Shares to the Offer, will receive the Increased Offer Price for their Common Shares.

2.     Amendments to the Offer and Circular in respect of the Special Dividend

        On July 16, 2006, Falconbridge announced that the Falconbridge board of directors had declared the Falconbridge Special Dividend.

        The Offeror is amending the Offer to provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend. Prior to making this amendment, any Distributions (other than Regular Dividends) declared on and after the date of the Offer (May 18, 2006) would have been assigned by the tendering Shareholder to the Offeror or would have operated to reduce the price paid under the Offer by the amount of the Distribution. The Inco Bid contained a similar provision that Inco amended in its notice of variation, dated July 17, 2006, to provide that the consideration under the revised Inco Bid will not be reduced by the amount of the Falconbridge Special Dividend.

        The Increased Offer Price, together with the Falconbridge Special Dividend, would result in a combined amount of Cdn. $63.25 cash per Common Share being paid to Shareholders that hold Common Shares on the record date for the Falconbridge Special Dividend and that validly tender and do not withdraw their Common Shares under the Offer. Shareholders of record on July 26, 2006 will be entitled to receive the Falconbridge Special Dividend when paid by Falconbridge on August 10, 2006 irrespective of whether they tender their Falconbridge Common Shares to the Offer.

        In furtherance of the foregoing, the following amendments are made to the Offer and Circular and to the Glossary accompanying the Offer and Circular:

  (a)
  Amendment to the Glossary

    The following definition is added to the Glossary accompanying the Offer and Circular:

      "Falconbridge Special Dividend" means the special cash dividend declared on July 16, 2006 by the Falconbridge board of directors of Cdn. $0.75 per Common Share, payable on August 10, 2006 to holders of record at the close of business on July 26, 2006;

  (b)
  Amendment to Section 3 of the Original Offer, "Manner of Acceptance"

    Immediately following the words "other than Regular Dividends" under the sub-heading "Dividends and Distributions" in Section 3 of the Original Offer, "Manner of Acceptance", the following words are added: "and other than the Falconbridge Special Dividend".

  (c)
  Amendment to Section 9 of the Original Offer, "Adjustments; Liens"

    Immediately following each occurrence of the words "other than Regular Dividends" in Section 9 of the Original Offer, "Adjustments; Liens", the following words are added: "and other than the Falconbridge Special Dividend".

3.     Deletion of the Minimum Tender Condition

        The Offeror has deleted the Minimum Tender Condition in Section 4 of the Original Offer, "Conditions of the Offer", as varied, amended and supplemented by the First Variation, by deleting paragraph (a) in its entirety, which contained the Minimum Tender Condition, and replacing it with the words "[Intentionally Omitted.]".

        Subject to applicable laws and the satisfaction or waiver of each remaining condition of the Offer, including receipt of approval under the Investment Canada Act and approval by Xstrata shareholders, the Offeror may, in its discretion, at any time before the Expiry Time if the applicable rights to withdraw any deposited Common Shares have expired, take up and pay for all such Common Shares then deposited under the Offer. The Offeror will take up and pay for all additional Common Shares validly deposited under the Offer thereafter not later than 10 days after such deposit.

2

        In connection with the foregoing, the following amendments are also made to the Offer and Circular, as varied, amended and supplemented by the First Variation:

  (a)
  the first two sentences of the second paragraph from the bottom of the cover page are deleted in their entirety and replaced with the following:

      The obligation of the Offeror to take up and pay for Common Shares is subject to certain conditions. The Offer is not conditional upon any minimum number of Common Shares being deposited.

  (b)
  the paragraph under the heading "Summary — Conditions of the Offer" on page 4 of the Offer and Circular (as amended) is deleted in its entirety and replaced with the following:

      The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The obligation of the Offeror to take up and pay for Common Shares is subject to certain conditions. The Offer is not conditional upon any minimum number of Common Shares being deposited. See Section 4 of the Offer, "Conditions of the Offer".

  (c)
  the definition of "Minimum Tender Condition" is deleted in its entirety from the Glossary; and

  (d)
  the last sentence of Section 12 of the Original Offer, "Market Purchases", is deleted in its entirety.

4.     Extension of the Offer

        The Offeror has extended the expiry time of the Offer to 8:00 p.m. (Toronto time) on Monday, August 14, 2006. Accordingly, the definition of "Expiry Time" in the "Glossary" accompanying the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation, is deleted in its entirety and replaced with the following definition:

  "Expiry Time" means 8:00 p.m. (Toronto time) on Monday, August 14, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

5.     Offer Subject to the Shareholder Approval Condition

        On June 30, 2006, Xstrata announced that its shareholders had approved at its extraordinary general meeting, among other things, the acquisition of the Common Shares pursuant to the Original Offer, in accordance with the Listing Rules of the FSA, an increase in the authorized but unissued share capital of Xstrata and the renewal of the authorization of Xstrata's directors to allot relevant securities of Xstrata for the purposes of Section 80 of the UK Companies Act 1985. This shareholder approval satisfied the condition of the Original Offer described in paragraph (l) in Section 4 of the Original Offer, "Conditions of the Offer" (found at page 19 of the Offer and Circular).

        The Increased Offer Price is 19% greater than the Original Offer price, which constitutes a material change to the terms of the class 1 acquisition previously approved by Xstrata shareholders on June 30, 2006 and, as a result, Xstrata is required under the Listing Rules of the FSA to obtain further shareholder approval. Accordingly, the condition contained in paragraph (l) in Section 4 of the Original Offer, "Conditions of the Offer", is no longer satisfied with respect to the approval of the acquisition of the Common Shares in accordance with the Listing Rules of the FSA. The Offer is therefore subject to the condition that Xstrata's shareholders approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price, at an extraordinary general meeting to be convened for Monday, August 14, 2006.

        As a result of the foregoing, the last sentence of paragraph (l) in Section 4 of the Original Offer, "Conditions of the Offer", is deleted in its entirety.

        The necessary Xstrata shareholder approval will be obtained if a majority of the votes cast by Xstrata's ordinary shareholders at the extraordinary general meeting is voted in favour of the resolution to approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price.

3

Xstrata has received irrevocable undertakings from Glencore International AG and Credit Suisse Securities (Europe) Limited to vote in favour of the resolution to be proposed at the meeting. In aggregate, these undertakings are given in respect of 252,601,000 ordinary shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

        Notwithstanding the foregoing, no further Xstrata shareholder approval is required as a condition to the Offer with respect to any increase in the authorized but unissued share capital of Xstrata nor with respect to any authorization of Xstrata's directors to allot relevant securities of Xstrata for the purposes of Section 80 of the UK Companies Act 1985.

6.     Source of Funds

        The first three paragraphs of Section 7 of the Circular, "Source of Funds" (found at pages 34 and 35 of the Offer and Circular), are deleted and replaced by the following:

  The Offeror estimates that, if it acquires all of the Common Shares (other than the Common Shares owned directly or indirectly by Xstrata), the total amount of cash required for the purchase of the Common Shares will be approximately Cdn. $19.2 billion. Xstrata has agreed to fund or arrange for the funding of the Offer in an amount sufficient to satisfy such cash requirement by way of equity investment in the Offeror and/or loans to the Offeror.

  Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of U.S. $19.0 billion, which is currently undrawn, and cash on hand. The committed financing consists of:

    (a)
    an underwriting letter (the "Acquisition Facilities Underwriting Letter"), dated July 19, 2006, pursuant to which the respective underwriters thereunder have each underwritten severally the following facilities agreements:

    (i)
    the acquisition facilities agreement (the "Acquisition Facilities Agreement") between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata, a syndicate of banks and others for an aggregate of U.S. $9.5 billion; and

    (ii)
    a debt bridge facility agreement (the "Debt Bridge Facility Agreement") between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for U.S. $2.5 billion; and

    (b)
    a committed equity bridge facility agreement (the "Equity Bridge Facility Agreement"), dated May 17, 2006, between Xstrata Schweiz, Xstrata and a syndicate of banks for U.S. $7.0 billion.

  The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36-month term loan facility for U.S. $3.353 billion, a 60-month and one day term loan facility for U.S. $1.117 billion, a 60-month revolving term loan facility for U.S. $3.353 billion and a 364-day term loan (with a one year extension at Xstrata's option) for U.S. $1.677 billion. The Debt Bridge Facility Agreement provides Xstrata Schweiz with a six-month debt bridge facility (with a 364-day extension at Xstrata's option) for U.S. $2.5 billion (the "Debt Bridge Facility"). The Equity Bridge Facility Agreement provides Xstrata Schweiz with a term loan facility for U.S. $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007.

  The Acquisition Facilities Underwriting Letter provides that each underwriter thereunder may terminate its underwriting commitment if, among other things, the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement are not executed on or before the date falling three months after May 17, 2006. However, Xstrata (Schweiz) AG may execute the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement in advance of the Offer being declared unconditional.

4

7.     Recent Developments

  Recent Developments Concerning the Offer

        On July 13, 2006, Xstrata announced that it had received unconditional clearance from the European Commission in relation to the proposed acquisition of Falconbridge. The Offeror is therefore free to proceed with its Offer without any further competition review.

        On July 19, 2006, Xstrata announced that the Offer would be revised to (a) increase the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share, (b) provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend, (c) delete the Minimum Tender Condition, and (d) extend the expiry time of the Offer to 8:00 p.m. (Toronto time) on Monday, August 14, 2006, and that Xstrata expected to mail this Notice of Variation on July 21, 2006 (the "July 19th Xstrata Announcement").

  Recent Developments Concerning the Inco Bid for Falconbridge and the Phelps Dodge Combination with Inco

        On July 12, 2006, Phelps Dodge announced that it had received antitrust clearance from the U.S. Department of Justice relating to its proposed acquisition of Inco.

        On July 13, 2006, Inco issued its notice of extension extending the expiry time of the Inco Bid to midnight (Vancouver time) on Monday, July 24, 2006, unless it is further extended or withdrawn.

        On July 16, 2006, Falconbridge, Inco and Phelps Dodge announced that (a) the Falconbridge board of directors declared the Falconbridge Special Dividend, (b) Inco increased the cash portion of the Inco Bid by Cdn. $1.00 per Common Share, resulting in a total of Cdn. $18.50 in cash plus 0.55676 of an Inco share for each Common Share under the revised Inco Bid, assuming full proration of the share and cash consideration in accordance with the terms of the revised Inco Bid, and (c) Phelps Dodge increased the cash portion of the consideration to be paid to shareholders of Inco in the combination of Phelps Dodge and Inco by Cdn. $2.75, resulting in a total of Cdn. $20.25 in cash and 0.672 of a Phelps Dodge share for each Inco share, assuming full proration of the share and cash consideration in accordance with the terms of the combination agreement between Phelps Dodge and Inco. Inco also announced that it had (i) reduced the minimum tender condition under the revised Inco Bid from two-thirds to 50.01% of the outstanding Common Shares on a fully diluted basis, (ii) extended the expiry time of the Inco Bid to midnight (Vancouver time) on July 27, 2006 and (iii) provided that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend. Phelps Dodge and Inco also amended their combination agreement so that the combination of Phelps Dodge and Inco may be consummated before the acquisition by Inco of 100% of Falconbridge and added a new condition precedent in favour of Phelps Dodge that provides that Inco shall have acquired at least 50.01% of the Falconbridge Common Shares under the Inco Bid and, if Inco shall have acquired at least two-thirds of the Falconbridge Common Shares, Inco shall have completed a subsequent acquisition transaction in order to acquire any remaining Falconbridge Common Shares, or that the Inco Support Agreement shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge Common Shares under the Inco Bid.

        In a notice of change dated July 17, 2006 to its directors' circulars relating to the Inco Bid and the Xstrata offer of Cdn. $59.00 in cash per Common Share, the board of directors of Falconbridge unanimously recommended that Falconbridge Shareholders accept the amended Inco Bid and that Falconbridge Shareholders not accept such Xstrata offer.

        On July 19, 2006, Inco issued a news release responding to the July 19th Xstrata Announcement and stated that the Inco Bid, as revised on July 16, 2006, is Inco's "best and final offer" for Falconbridge. Also on July 19, 2006, Phelps Dodge issued a news release responding to the July 19th Xstrata Announcement and stated that the Inco Bid, as revised on July 16, 2006, is the "best and final proposal for Falconbrige" that Phelps Dodge will support.

5

  Recent Developments Concerning the Teck Bid

        On July 14, 2006, the OSC granted a request by Teck Cominco for a hearing on July 21, 2006 for a permanent order that trading cease in respect of any securities issued or to be issued in connection with Inco's shareholder rights plan and that prospectus exemptions in connection with the distribution and exercise of rights issued under the Inco shareholder rights plan be removed.

8.     Replacement Letter of Transmittal and Replacement Notice of Guaranteed Delivery

        Shareholders who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanies this Notice of Variation, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Common Shares and all other documents required by the Letter of Transmittal with the Depositary in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Original Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the replacement Notice of Guaranteed Delivery (printed on pink paper) that accompanies this Notice of Variation, or a facsimile thereof.

        Any Shareholder having Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Common Shares under the Offer.

        The Original Offer was accompanied by a Letter of Transmittal (printed on yellow paper) and a Notice of Guaranteed Delivery (printed on pink paper) to accept the Offer. Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery and of the Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

        Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.

9.     Time for Acceptance

        The Offer is now open for acceptance until 8:00 p.m. (Toronto time) on Monday, August 14, 2006, unless the Offer is further extended or withdrawn.

10.   Manner of Acceptance

        Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner of Acceptance".

11.   Take Up of and Payment for Deposited Common Shares

        If all conditions referred to in Section 4 of the Original Offer, "Conditions of the Offer", as varied, amended and supplemented by the First Variation and by this Notice of Variation, have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

        Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

6

12.   Right to Withdraw Deposited Common Shares

        Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

  (b)
  if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

        Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

        Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

13.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

14.   Variations to the Offer

        The Offer and Circular, the First Extension, the First Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Variation and the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation, set forth in this Notice of Variation and the changes in the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery.

15.   Directors' Approval

        The contents of this Notice of Variation have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized, by the board of directors of the Offeror and Xstrata.

7

CERTIFICATE OF XSTRATA CANADA INC.

        The foregoing, together with the Offer and Circular, the First Extension and the First Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, the First Extension and the First Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 21, 2006

(Signed) Charles Rex Sartain CHARLES REX SARTAIN Chief Executive Officer	(Signed) Louis Oliver Forbes Irvine LOUIS OLIVER FORBES IRVINE Chief Financial Officer
On behalf of the Board of Directors
(Signed) Benny Steven Levene BENNY STEVEN LEVENE Director	(Signed) William Michael Ainley WILLIAM MICHAEL AINLEY Director

C-1

CERTIFICATE OF XSTRATA PLC

        The foregoing, together with the Offer and Circular, the First Extension and the First Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, the First Extension and the First Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 21, 2006

(Signed) Michael Lawrence Davis MICHAEL LAWRENCE DAVIS Chief Executive Officer	(Signed) Trevor Lawrence Reid TREVOR LAWRENCE REID Chief Financial Officer
On behalf of the Board of Directors
(Signed) Ivan Glasenberg IVAN GLASENBERG Director	(Signed) Santiago Zaldumbide SANTIAGO ZALDUMBIDE Director

C-2

The Depositary and Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada
TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

 JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

 Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022
In the United States
JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

 Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

 TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

        Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY XSTRATA CANADA INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF FALCONBRIDGE LIMITED.

LETTER OF TRANSMITTAL

for Deposit of Common Shares
(and associated rights under the
shareholder rights plan) of

FALCONBRIDGE LIMITED

Pursuant to the Offer dated May 18, 2006,
as varied, amended and supplemented, made by

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of
XSTRATA PLC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME)
ON MONDAY, AUGUST 14, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

        This Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge, the "Common Shares") of Falconbridge Limited ("Falconbridge") deposited pursuant to the offer dated May 18, 2006, as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "First Extension"), the Notice of Variation, dated July 11, 2006 (the "First Variation"), and the Notice of Variation, dated July 21, 2006 (the "Second Variation"), (as varied, amended and supplemented, the "Offer") made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc, to holders of Common Shares (the "Shareholders") and must be received by Kingsdale Shareholder Services Inc. (the "Depositary") before the Expiry Time at one of the offices listed below. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 herein, "Procedure for Guaranteed Delivery". Shareholders who hold Common Shares in uncertificated form under the Falconbridge dividend reinvestment plan and who wish to deposit those Common Shares should request a certificate for such Common Shares from the plan administrator.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the offer to purchase and related offering circular dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation (as varied, amended and supplemented, the "Circular") have the respective meanings set out in the Circular.

        The Depositary, the Dealer Managers, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

        Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	XSTRATA CANADA INC.
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., as Depositary, at its office set out herein.

        The undersigned delivers to you the enclosed certificate(s) for Common Shares and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The undersigned understands that, unless waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book-entry confirmation must be received by the Depositary with respect thereto. The following are the details of the enclosed certificate(s):

BOX 1 (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

SRP RIGHTS** (To be completed if necessary)
Certificate Number(s)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*

TOTAL:

*
Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**
The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Replacement Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Falconbridge, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Falconbridge and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary, receives from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

BOX 2

CURRENCY OF PAYMENT
☐
I wish to receive payment of consideration payable under the Offer in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.
A Shareholder who does not check the box above will receive payment of consideration under the Offer in Canadian dollars.

        The undersigned delivers to you the enclosed certificate(s) for Common Shares and, effective at such time as such shares are taken up pursuant to the Offer and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares and hereby assigns to the Offeror all right, title and interest therein.

        The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the "Deposited Common Shares") and in and to all rights and benefits arising from such Common shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions"), other than all regular quarterly cash dividends declared by Falconbridge in accordance with its current publicly disclosed dividend policy prior to the date of the first take up by the Offeror under the Offer ("Regular Dividends") and other than the special cash dividend of Cdn. $0.75 per Common Share declared by the Falconbridge board of directors on July 16, 2006 and payable on August 10, 2006 to holders of record at the close of business on July 26, 2006 (the "Falconbridge Special Dividend"), (ii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iii) the deposit of the Deposited Common Shares and Distributions complies with applicable laws, and (iv) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Common Shares and delivers to the Offeror the enclosed Common Share certificate(s) and Rights Certificates, if applicable, representing the Deposited Common Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Common Shares, and in and to all rights and benefits arising from the Deposited Common Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

        If, on or after the date of the Offer, Falconbridge should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

        Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares other than Regular Dividends and other than the Falconbridge Special Dividend. If, on or after the date of the Offer, Falconbridge should declare or pay any dividend (other than Regular Dividends and other than the Falconbridge Special Dividend) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Falconbridge in respect of Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer"): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

        If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Falconbridge to Shareholders prior to the time that the signatory's Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the signatory deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery.

        In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the signatory representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

        The undersigned irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Common Shares covered by this Letter of Transmittal with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of Falconbridge and deposited pursuant to the Offer and purchased by the Offeror (the "Purchased Common Shares"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Falconbridge; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge; (c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in this Letter of Transmittal. The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

        The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer. The undersigned also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

        All payments will be made in Canadian dollars, unless the Shareholder deposits Common Shares with the Depositary and elects to receive payment in U.S. dollars by checking Box 2 in this Letter of Transmittal. The amount payable in U.S. dollars will be determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

        Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Falconbridge. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in this Letter of Transmittal and (c) any other required documents before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

        Any deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Falconbridge.

        By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

SHAREHOLDER SIGNATURE

        By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):
Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

SHAREHOLDER INFORMATION AND INSTRUCTIONS

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS
ISSUE CHEQUE IN THE NAME OF AND RETURN FALCONBRIDGE SHARE CERTIFICATES TO:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Social Insurance or Social Security Number)

BLOCK B DELIVERY INSTRUCTIONS
SEND CHEQUE (Unless Block "D" is checked) TO:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Social Insurance or Social Security Number)

BLOCK C TAXPAYER IDENTIFICATION NUMBER
U.S. residents/citizens must provide their Taxpayer Identification Number

BLOCK D SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICES OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder

Date of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK F INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
The undersigned represents that the dealer who solicited and obtained this deposit is:
(Firm)	(Registered Representative)	(Telephone Number)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT.

(For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Name
Business Name
Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other
Address
City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and
(2)
I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)	I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
Signature of U.S. person Date , 2006

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
"APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date	, 2006

INSTRUCTIONS AND RULES

1.
Use of Letter of Transmittal

(a)
This Letter of Transmittal (or a manually executed facsimile copy thereof) together with accompanying certificate(s) representing the Common Shares in respect of which the Offer is being accepted must be received by the Depositary at any of the offices specified below before 8:00 p.m. (Toronto time) on Monday, August 14, 2006, the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in paragraph 2 below are employed.

(b)
The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c)
Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

2.
Procedure for Guaranteed Delivery

  If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution (as defined below);

  (b)
  the Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer or a facsimile thereof, properly completed and executed, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by this Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying share certificate(s) and rights certificate(s), if applicable, must be delivered to the Toronto office of the Depositary.

  (d)
  in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal (or a facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal and all other documents required by this Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission to the Depositary at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock

  Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers of banks and trust companies in the United States.

3.
Signatures

  This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered holder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.
Guarantee of Signatures

  If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited herewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of Falconbridge or if the cash payable is to be delivered to a person other than the registered holder, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.
Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.
Delivery Instructions

  If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder at it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the securities register of Falconbridge. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.
Partial Deposits

  If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.
Solicitation

  Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9.
Substitute Form W-9 for U.S. Shareholders Only

  United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

  To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

  Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

  If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

  If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

  If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

  A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10.
Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Common Shares or SRP Rights, if applicable, additional certificate numbers and number of Deposited Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Common Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable law.

  (d)
  The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (e)
  The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

  (f)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

  (g)
  All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing holders of Common Shares agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Managers or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

  (h)
  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the back page of this Letter of Transmittal.

11.
Lost Certificates

  If a share certificate or rights certificate, if applicable, has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Falconbridge's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Falconbridge's transfer agent may contact you.

        THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COMMON SHARES AND SRP RIGHTS, IF APPLICABLE, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 000000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:			Give The Taxpayer Identification
1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1) The actual owner(1)
	b.	So-called trust that is not a legal or valid trust under state law
5.	Sole proprietorship		The owner(3)
6.	A valid trust, estate, or pension trust		The legal entity(4)
7.	Corporate		The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization account		The organization
9.	Partnership		The partnership
10.	A broker or registered nominee		The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)
List first and circle the name of the Person whose number you furnish. If only one person on an account has a social security number, that person's social number must be used.

(2)
Circle the minor's name.

(3)
You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

        NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

        If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

        Payees specifically exempted from withholding include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

  (iii)
  An international organization or any agency or instrumentality thereof.

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof.

        Payees that may be exempt from backup withholding include:

  (i)
  A corporation.

  (ii)
  A financial institution.

  (iii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

  (iv)
  A real estate investment trust.

  (v)
  A common trust fund operated by a bank under Section 584(a).

  (vi)
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  (vii)
  A middleman known in the investment community as a nominee or custodian.

  (viii)
  A futures commission merchant registered with the Commodity Futures Trading Commission.

  (ix)
  A foreign central bank of issue.

  (x)
  A trust exempt from tax under Section 664 or described in Section 4947.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)
Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)
Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary and Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Bankers and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada	In the United States
TD Securities Inc. 66 Wellington Street West TD Bank Tower, 8th Floor Toronto, Ontario M5K 1A2 Telephone: (416) 982-4594	JP Morgan Securities Inc. 277 Park Avenue New York, NY 10172 Telephone: (212) 270-6000
JP Morgan Securities Canada Inc. Royal Bank Plaza Toronto, ON M5J 2J2 Telephone: (416) 981-9200	Deutsche Bank Securities Inc. 60 Wall Street, 45th Floor New York, NY 10005 Telephone: (212) 250-6022
Deutsche Bank Securities Limited 222 Bay Street Suite 1100 Toronto, ON M5K 1E7 Telephone: (212) 250-6022	TD Securities (USA) LLC 31 West 52nd Street, 20th Floor New York, New York 10019 Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER (DEFINED BELOW).

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares
(and associated rights under the
shareholder rights plan) of
FALCONBRIDGE LIMITED
Pursuant to the Offer dated May 18, 2006,
as varied, amended and supplemented, made by
XSTRATA CANADA INC.
a wholly-owned indirect subsidiary of
XSTRATA PLC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON MONDAY, AUGUST 14, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

Use this Notice of Guaranteed Delivery if you wish to accept the Offer but your share certificate(s) and rights certificate(s), if applicable, are not immediately available or you are not able to deliver your share certificate(s) and rights certificate(s), if applicable, to the Depositary on or before the Expiry Time.

        This Notice of Guaranteed Delivery must be used to accept the offer dated May 18, 2006, as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "First Extension"), the Notice of Variation, dated July 11, 2006 (the "First Variation") and the Notice of Variation, dated July 21, 2006 (the "Second Variation"), (as varied, amended and supplemented, the "Offer") made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc, for share certificates and rights certificates, if applicable, representing common shares (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge, the "Common Shares") of Falconbridge Limited ("Falconbridge") only if certificates representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the "Shareholder") is not able to deliver the certificates and all other required documents to Kingsdale Shareholder Services Inc. (the "Depositary") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set out below.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the offer to purchase and related offering circular dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation, (as varied, amended and supplemented, the "Circular") have the respective meanings set out in the Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

        If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution (as defined below);

  (b)
  this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at its Toronto office at or prior to the Expiry Time;

  (c)
  the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and certificates representing SRP Rights ("Rights Certificates") have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with the Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) and Rights Certificate(s), if applicable, must be delivered to the Toronto office of the Depositary; and

  (d)
  in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

        The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) such certificate(s) representing the Common Shares and, in certain circumstances, Rights Certificates, and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs; and (ii) in certain cases, Rights Certificates and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the Common Shares and Rights Certificates, if applicable, to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made, until after the take up and payment for the Common Shares under the Offer.

        All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

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TO:        XSTRATA CANADA INC.

AND TO:        KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail, Hand or Courier:	By Facsimile Transmission:
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	416-867-2271

        THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

        DO NOT SEND CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

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        The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

SRP RIGHTS** (To be completed if necessary)

Certificate Number(s)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*

TOTAL:

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

*
Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**
The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Replacement Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Falconbridge, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Falconbridge and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary, receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

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CURRENCY OF PAYMENT
☐
I wish to receive payment of consideration payable under the Offer in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.
A Shareholder who does not check the box above will receive payment of consideration under the Offer in Canadian dollars.

Signature(s) of Holder of Common Shares	Address(es)

Name (please print or type)

Date	Postal/Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "Eligible Institution") guarantees delivery to the Depositary of the certificates representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

Name of Firm:	Authorized Signature:
Address of Firm:	Name:
Title:
Telephone Number:	Date:

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES OR SRP RIGHTS WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

5

The Depositary and Information Agent for the Offer is:

        The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

        North American Toll Free Phone: 1-866-639-7993

        Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Bankers and Brokers Call Collect: 416-867-2272

        The Dealer Managers for the Offer are:

In Canada	In the United States
TD Securities Inc. 66 Wellington Street West TD Bank Tower, 8th Floor Toronto, Ontario M5K 1A2	JP Morgan Securities Inc. 277 Park Avenue New York, NY 10172
Telephone: (416) 982-4594	Telephone: (212) 270-6000
JP Morgan Securities Canada Inc. Royal Bank Plaza Toronto, ON M5J 2J2	Deutsche Bank Securities Inc. 60 Wall Street, 45th Floor New York, NY 10005
Telephone: (416) 981-9200	Telephone: (212) 250-6022
Deutsche Bank Securities Limited 222 Bay Street Suite 1100 Toronto, ON M5K 1E7	TD Securities (USA) LLC 31 West 52nd Street, 20th Floor New York, New York 10019 Telephone: (212) 827-7316
Telephone: (212) 250-6022

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

6

July 21, 2006

Dear Falconbridge Shareholder:

        On behalf of Xstrata plc ("Xstrata") and its wholly-owned indirect subsidiary, Xstrata Canada Inc. (the "Offeror"), I am pleased to send you our revised offer to purchase common shares of Falconbridge Limited for Cdn. $62.50 cash per share (the "Offer" or "Increased Offer"), an increase of Cdn. $3.50 cash per share. Our offer is for the Falconbridge common shares, together with the associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of our original offer on May 18, 2006 upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The expiry time for the offer is now 8:00 p.m. (Toronto time) on Monday, August 14, 2006 (the "Expiry Time").

        Xstrata has also amended its offer to provide that the consideration under the Increased Offer will not be reduced by the amount of the special cash dividend of Cdn. $0.75 per Falconbridge share declared by Falconbridge on July 16, 2006 (the "Falconbridge Special Dividend"), which results in a combined payment of Cdn. $63.25 per Falconbridge share being paid to holders of Common Shares that hold the Common Shares on the record date for the Falconbridge Special Dividend and that validly tender and do not withdraw their Common Shares under the Offer.

        The Increased Offer values the total common share capital of Falconbridge at approximately Cdn. $24.1 billion (approximately U.S. $21.2 billion), including the Falconbridge Special Dividend. We believe the Increased Offer presents an attractive opportunity for you to realize full value for your shares on an all-cash basis.

        In keeping with its consistently stated interest in acquiring 100% of the Falconbridge Common Shares, Xstrata has deleted the minimum tender condition in its offer. As a result, following the satisfaction of all remaining conditions that are not waived, including receipt of approval under the Investment Canada Act and approval by Xstrata shareholders on August 14, 2006, the Offeror will be in a position to take up and pay for any Common Shares tendered to the Offer without further delay.

        Enclosed in this package you will find a Notice of Variation relating to the revised Offer. If you wish to accept the Offer, you must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanies the Notice of Variation, or a facsimile thereof, and deposit it, together with certificates representing your Falconbridge Common Shares and all other documents required by the Letter of Transmittal with Kingsdale Shareholder Services Inc. at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, you may follow the procedures for guaranteed delivery set forth in Section 3 of the original offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the replacement Notice of Guaranteed Delivery

(printed on pink paper) that accompanies this Notice of Variation, or a facsimile thereof. If you have Falconbridge Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such person or institution if you wish to deposit such Falconbridge Common Shares under the Offer. If you have already deposited your Common Shares into the Offer, you need not take any further action.

        I believe that Xstrata's certain cash Offer is a superior value-creating proposition for Falconbridge shareholders that provides an opportunity to bring this prolonged process to a close, to the benefit of both Falconbridge employees and shareholders. I therefore urge all Falconbridge shareholders who wish to receive the full cash value of Cdn. $63.25 per share to tender their Common Shares to Xstrata and not to tender to the Inco offer.

        If you have already deposited your Common Shares to the Inco offer, you may, at any time prior to midnight (Vancouver time) on Thursday, July 27, 2006, withdraw your Common Shares in accordance with the terms of the Inco offer and deposit them into our Offer. Please note that the expiry time for the Inco offer is midnight (Vancouver time) on Thursday, July 27, 2006, at which time Inco may be in a position to take up your Common Shares if the conditions to the Inco offer have been satisfied by Inco, in which case you would no longer have a right to withdraw your Common Shares from the Inco offer and you would not be able to obtain the benefit of our superior Offer.

        If you have any questions as to how to tender your shares, please contact Kingsdale Shareholder Services Inc. at toll-free in North America 1-866-639-7993 or outside North America call collect (416) 867-2272.

Yours truly,
(Signed) M.L. Davis
M.L. Davis Chief Executive Officer

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following exhibits have been filed as part of this Schedule.

EXHIBIT NUMBER	DESCRIPTION

1.1	Summary Newspaper advertisement, dated May 18, 2006(1)
1.2	Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc ("Xstrata Alberta")(1)
1.3	Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc ("Xstrata Canada")(1)
1.4	Early Warning Report, dated July 7, 2006, filed by Xstrata Alberta(2)
1.5	Early Warning Report, dated July 11, 2006, filed by Xstrata Alberta(3)
1.6	Early Warning Report, dated July 21, 2006, filed by Xstrata Alberta(4)
2.1
The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge Limited prior to the amalgamation of Noranda Inc. and Falconbridge Limited on June 30, 2005(1)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006.

(4)
Filed herewith.

4

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)
Xstrata plc and Xstrata Canada Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)
Xstrata plc and Xstrata Canada Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
On May 18, 2006, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrants' agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

5

PART IV
SIGNATURES

        By signing this Schedule, Xstrata Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata Canada Inc.'s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: July 21, 2006

XSTRATA CANADA INC.

By:	/s/ Benny Steven Levene Name: Benny Steven Levene Title: President and Secretary

6

        By signing this Schedule, Xstrata plc consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata plc's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: July 21, 2006

XSTRATA PLC

By:	/s/ Benny Steven Levene Name: Benny Steven Levene Title: Chief Legal Counsel

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QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES
CURRENCY
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
NOTICE OF VARIATION
CERTIFICATE OF XSTRATA CANADA INC.
CERTIFICATE OF XSTRATA PLC
SHAREHOLDER SIGNATURE
NOTICE OF GUARANTEED DELIVERY for Deposit of Common Shares (and associated rights under the shareholder rights plan) of FALCONBRIDGE LIMITED Pursuant to the Offer dated May 18, 2006, as varied, amended and supplemented, made by XSTRATA CANADA INC. a wholly-owned indirect subsidiary of XSTRATA PLC
WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES